SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

California Pizza Kitchen, Inc.

(Name of Subject Company)

California Pizza Kitchen, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

13054D109

(CUSIP Number of Class of Securities)

Richard L. Rosenfield Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000	Larry S. Flax Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti, Esq.

J. Scott Hodgkins, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by California Pizza Kitchen, Inc., a Delaware corporation (the “Company”), on June 8, 2011. The Statement relates to the tender offer by CPK Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of CPK Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $18.50 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2011, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on June 8, 2011.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8. ADDITIONAL INFORMATION.

Item 8, “Additional Information” is hereby amended and supplemented by adding the following as the fifth paragraph under the heading “Litigation” on page 43 of the Statement:

“On June 24, 2011, a putative class action lawsuit captioned Del Pino v. Flax, et al., Case No. CV11-05311 PA (AGRx), was filed in the United States District Court for the Central District of California. The complaint names as defendants the members of the Company Board, as well as the Company, Golden Gate Capital, Parent and the Purchaser. The plaintiff alleges that the Company Board violated the federal securities laws and breached its fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that Golden Gate Capital, Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price, an inadequate sales process, that the deal protections contained in the Merger Agreement are preclusive, and that the Company has failed to make adequate disclosures about the background of the Offer and the Merger and the work performed by Moelis as the Company’s financial advisor with respect to the Offer and the Merger. The complaint seeks injunctive relief, including to enjoin the Offer and the Merger, rescission or rescissory damages in the event the Offer or the Merger is consummated, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit and intends to contest them vigorously.”

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(19) Class Action Complaint dated June 24, 2011 (Del Pino v. Flax, et al.)(incorporated by reference to Exhibit (a)(10) to the Schedule TO).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

CALIFORNIA PIZZA KITCHEN, INC. a Delaware corporation

Dated: June 28, 2011	By:	/s/ Richard L. Rosenfield
Co-Chairman of the Board, Co-Chief Executive Officer, and Co-President

	By:	/s/ Larry S. Flax
Co-Chairman of the Board, Co-Chief Executive Officer, and Co-President

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